EXHIBIT 99.1

Medicenna Therapeutics to Provide Clinical Update from Phase 1/2 ABILITY Study on August 9, 2023

TORONTO and HOUSTON, Aug. 04, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical-stage immunotherapy company, announced today that it will host a conference call and live webcast on August 9, 2023 at 8:30AM ET to provide a clinical update from the Phase 1/2 ABILITY study evaluating MDNA11 in patients with melanoma and other select tumors.

Shareholders and financial analysts are invited to join the live audio webcast either by phone or through the webcast link. Both options to connect to the webcast are described on Medicenna’s website: https://ir.medicenna.com/news-and-events/events-and-presentations

The webcast will be recorded and will then be available on Medicenna’s website following the call.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, ewilliams@medicenna.com

Delphine Davan, Vice President, Investor Relations and Corporate Communications, ddavan@medicenna.com

Media Contact

For media inquiries, please contact:

Tony Russo, Russo Partners, 212-845-4251, tony.russo@russopartnersllc.com